COMPLIANCE SYSTEMS CORPORATION
90 PRATT OVAL
GLEN COVE, NEW YORK 11542

December 15, 2008

VIA EDGAR CORRESPONDENCE

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:          Compliance Systems Corporation.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 28, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 333-131862

Dear Mr. Spirgel:

The above-referenced registrant, Compliance Systems Corporation, is in receipt of your letter, dated November 21, 2008, addressed to Barry M. Brookstein, Chief Financial Officer of the registrant.  Your letter sets forth a number of comments of the Securities and Exchange Commission with respect to the above-referenced filings.  Set forth below are the registrant’s responses to such comments.  To aid in your review, each of the registrant’s responses follows a copy of the subject comment.

1.           COMMENT:

Report of Registered Public Accounting Firm, page F-2
BP Audit Group PLC

We note that you did not previously file your 2006 Form 10-KSB as required following the effectiveness of your Form SB-2 in early 2007.  Your failure to file the subject form rendered the company not timely or current in its Exchange Act reporting.  Until you file your 2006 10-KSB and the audited 2006 financial statements, we will not declare effective any registration statements or post-effective amendments.  In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements.  This restriction does not apply to:

Compliance Systems Corporation

Larry Spirgel, Assistant Director
United State Securities and Exchange Commission
December 15, 2008
Page - 2 -

(a)	offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
(b)	dividend or interest reinvestment plans;
(c)	employee benefit plans;
(d)	transactions involving secondary offerings; or
(e)	sales of securities under Rule 144.

Please acknowledge to us that you understand the effects of your failure to file the required audited financial statements.

RESPONSE:

The registrant does not believe it was required to file an Annual Report on Form 10-KSB with respect to the registrant’s fiscal year ended December 31, 2006 following the Commission’s declaring effective the registrant’s Registration Statement on Form SB-2 on February 13, 2007.

It is noted that Exchange Act Rule 15d-1 requires that Securities Act registrants file an annual report for the fiscal year in which the Securities Act registration statement becomes effective, not for the fiscal year preceding the fiscal year in which the registration statement becomes effective.  Thus, the first annual report that the registrant was required to file pursuant to Rule 15d-1 was for the registrant’s fiscal year in which the Form SB-2 was declared effective.  Such fiscal year was the registrant’s fiscal year ended December 31, 2007.

The registrant believes that Exchange Act Rule 15d-2 was applicable to the registrant in that the registrant’s Form SB-2 did not contain certified (audited) financial statements for the registrant’s last full fiscal year preceding the fiscal year in which the Form SB-2 became effective (i.e., the registrant’s fiscal year ended December 31, 2006).  Accordingly, and in accordance with Rule 15d-2, the registrant filed a special report furnishing the certified financial statements of the registrant for the registrant’s fiscal year ended December 31, 2006.  This special report, in accordance with Rule 15d-2, was filed under the facing sheet of the form appropriate for annual reports of the registrant (i.e., Form SB-2) and indicated, in an “Explanatory Note” immediately following such facing sheet that the special report contains only financial statements for the fiscal year in question, all in accordance with Rule 15d-2.

Compliance Systems Corporation

Larry Spirgel, Assistant Director
United State Securities and Exchange Commission
December 15, 2008
Page - 3 -

The special report was filed with the Commission on May 21, 2007 and is listed as one of the registrant’s filings on the EDGAR database with the listed Submission Type of SP 15D2.  While a special report filed pursuant to Rule 15d-2 contains the audited financial statements that would be included in a Form 10-KSB and is filed under the facing page of Form 10-KSB (which, if a Form 10-KSB, would have a Submission Type of 10KSB), the registrant notes that, according to the EDGAR Filer Manual (Volume II) (June 2008), the correct Submission Type for a Special Financial Report filed under Rule 15d-2 is SP 15D (see page 3-20 of the Manual).

As (a) the registrant filed the certified financial statements for the registrant’s fiscal year ended December 31, 2006 in accordance with Rule 15d-2, (b) the Commission has not advised the registrant of any other report which the registrant has failed to file in accordance with the rules promulgated under Section 15(d) of the Exchange Act and (c) the registrant is not aware of any report that has not been filed in accordance with such rules, the registrant is of the opinion that the registrant is current in its Exchange Act reporting.

2.           COMMENT:

In your 2007 Form 10-KSB, you disclose that the 2006 audit report “is a copy of an audit report previously issued by BP Audit Group, PLLC.  Such audit report had not been re-issued by BP Audit Group, PLLC.”  Since you failed to file your 2006 10-KSB, your 2006 financial statements are considered unaudited and it is not appropriate to file a copy of an audit report previously issued by BP Audit Group, PLLC.  Accordingly, please have your 2006 financial statements re-audited under Article 2 of Regulations S-X.

RESPONSE:

As noted in the response to comment number 1, the registrant’s certified (audited) financial statements for the fiscal year ended December 31, 2006 were filed with the Commission under cover of the registrant’s special financial report in accordance with Rule 15d-2.  Such special financial report was filed with the Commission on May 21, 2007.  The special financial report included a Report of Independent Registered Public Accounting Firm of BP Audit Group, PLLC, which was dated May 18, 2007.  Accordingly, the 2006 financial statements were appropriately filed with the Commission and their status as audited should remain in effect.

Compliance Systems Corporation

Larry Spirgel, Assistant Director
United State Securities and Exchange Commission
December 15, 2008
Page - 4 -

On October 4, 2007, the registrant was advised that BP Audit Group, PLLC had discontinued its public accounting and auditing operations.  It is the registrant’s understanding that BP Audit Group, PLLC ceased to be registered with the Public Company Accounting Oversight Board in or about February 2008.  As such, at the time of the filing of the registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, the registrant could not have BP Audit Group, PLLC reissue its May 18, 2007 audit report.  The registrant noted in its 2007 Form 10-KSB that the BP Audit Group, PLLC report had “not been reissued due to their discontinuance of their public accounting and auditing operations…” in Item 7 and included capitalized legends noting that the Form 10-KSB included a copy of a previously issued audit report that had not been reissued on the facing page of the 2007 Form 10-KSB and above a copy of the report included as part of the audited financial statements set forth in the 2007 Form 10-KSB.  The 2007 Form 10-KSB also included a risk factor (in fact, the first risk factor) in Item 1A concerning the lack of a reissued report of BP Audit Group, PLLC.

The registrant believes that the rules adopted by the Commission in 2002 in response to the indictment of Arthur Andersen LLP should be applied to the situation resulting from the discontinuance of public accounting and auditing operations and cessation of registration with the PCAOB of BP Audit Group, PLLC.  The Commission’s 2002 response included an amendment of Rule 2-02(e).  While specifically addressed to the Andersen situation, amended Rule 2-02(e) states that “Notwithstanding any other Commission rule or regulation, a registrant that cannot obtain an accountants' report that meets the technical requirements of paragraph (a) of this section after reasonable efforts may include in the document a copy of the latest signed and dated accountants' report issued by Andersen for such period in satisfaction of that requirement, if prominent disclosure that the report is a copy of the previously issued Andersen accountants' report and that the report has not been reissued by Andersen is set forth on such copy.”

The registrant, which, as noted above, could not obtain a reissued report by BP Audit Group, PLLC with respect to the registrant’s fiscal year ended December 31, 2006 after reasonable efforts, met the other requirements of Rule 2-02(e) by including a copy of the original report, dated May 18, 2007, for such period and prominently disclosed on the copy of the original report and elsewhere in the 2007 Form 10-KSB that the report was a copy of the previously issued auditor’s report and that the report had not been reissued by BP Audit Group, PLLC.

Compliance Systems Corporation

Larry Spirgel, Assistant Director
United State Securities and Exchange Commission
December 15, 2008
Page - 5 -

3.           COMMENT:

Summary of Significant Accounting Policies
J. Share-Based Payment Arrangements, page F-9

We note that despite the volatility in the price of your stock , the valuation of the stock options was based on the estimated volatility inputs of 4.45% (page F-23) and 16.92% (page 9 of your Form 10-Q for the quarterly period ended September 30, 2008).  Tell us how you determined the estimated volatility of your stock.  Refer to SAB.T.14D1.  Also, identify and tell us the nature of your similarities with the two companies on which you based the volatility rates.

RESPONSE:

The volatility inputs relate to the January 4, 2008 issuance of 45 million free-standing common stock option awards that were granted to the registrant’s two executive officers and two other employees.  The registrant’s December 31, 2007 Form 10-KSB included a subsequent events footnote (note 12A) to the consolidated financial statements that disclosed that a volatility input of 4.45% was used to value these options.  This input was based upon the registrant’s volatility rate for its common stock.  This footnote disclosed a future event; the value assigned to the options did not impact the registrant’s 2007 operating results.

The registrant re-evaluated its position with regard to using its volatility rate for valuing these options based upon Financial Accounting Standard No. 123R.  This statement recommends that entities consider historical volatility over a period generally commensurate with the expected or contractual term, as applicable, of the share option.  As the registrant’s common stock only began trading in May 2007 and the average life of the options was estimated at 2.5 years, the registrant concluded that it would be inappropriate to use the registrant’s historical volatility; there was limited historical data to accurately compute the registrant’s volatility of its common stock.

Compliance Systems Corporation

Larry Spirgel, Assistant Director
United State Securities and Exchange Commission
December 15, 2008
Page - 6 -

FSAS 123R provides guidance on estimating expected volatility for newly public entities that do not have company specific historical information available. Paragraph A32(c) of SFAS 123R states “a newly public entity also might consider the expected volatility of similar entities.  In evaluating similarity, an entity would likely consider factors such as industry, stage of life cycle, size, and financial leverage.”  Accordingly, the options were revalued using an estimated volatility input of 16.92%.  The revised volatility rate was based upon the average volatility rate of two companies in the telecommunications industry.  The selected entities are in an industry similar to the registrant and each offers the registrant’s principal service, TeleBlock, to their respective end users.

4.           COMMENT:

11.F. Recognition of Beneficial Conversion Cost of Preferred Stock Issuance, page F-23

Considering that the Series C holders appeared to have accepted terms which were subsequently revocable due the scrivener’s error on redemption provisions, tell us why it would be appropriate to designate a commitment date earlier than January 4, 2008, the date when such debtholders were notified of the cancellation of the redemption provisions contained in their initial agreement.

RESPONSE:

The investors in the registrant’s Series C Senior Subordinated Convertible Voting Redeemable Preferred Stock made their investment decision in December 2007.  Although it was not the registrant’s intent that the registrant have the right to unilaterally redeem the preferred stock, the investors subscribed for and purchased their Series C preferred stock which included such unilateral right of the registrant.  When, in January 2008, it was discovered by the registrant that the designation creating the Series C preferred stock included the registrant’s redemption right, the registrant notified the Series C holders of the error.  The “cancellation “of the redemption right did not create a new investment decision on the part of the holders of the Series C preferred stock, nor did the cancellation adversely affect the holders, as the cancellation further enhanced the rights of the holders.  By cancelling the registrant’s redemption right, the registrant could no longer enforce the redemption right which the holders, when subscribing to purchase their preferred stock, were willing to grant to the registrant.  As such, the registrant believes the effective date of the sale of the Series C preferred stock of December 31, 2007 is correct and that an effective date of January 4, 2008 would not be an accurate reflection of the subscribers’ intent to purchase their preferred stock and have their debt receivables canceled in December 2007.

Compliance Systems Corporation

Larry Spirgel, Assistant Director
United State Securities and Exchange Commission
December 15, 2008
Page - 7 -

5.           COMMENT:

Item 8A(T).  Controls and Procedures, page 23

We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.  In performing your evaluation, you may find the following documents helpful:

the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at:
http://www.sec.gov/rules/final/2007/33-8809.pdf;

the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at
http://sec.gov/rules/interp/2007/33-8810.pdf; and

the “Sarbanes-Oxley Section 204 – A Guide for Small Business” brochure at:
(http://www.sec.gov/info/smallbus/404guide.shtml).

Compliance Systems Corporation

Larry Spirgel, Assistant Director
United State Securities and Exchange Commission
December 15, 2008
Page - 8 -

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007 and revise your disclosure as appropriate.  In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

RESPONSE:

The registrant’s management was not required to conduct an evaluation, nor provide an assessment, of internal control over financial reporting as of December 31, 2007.  However, the registrant did provide in its Annual Report for the registrant’s fiscal year ended December 31, 2007 the conclusions of the registrant’s principal executive and principal financial officers regarding the effectiveness of the registrant’s disclosure controls and procedures as of December 31, 2007 in accordance with Item 307 of Regulation S-K.

Rule 15d-1 promulgated under the Exchange Act requires every registrant under the Securities Act file an annual report on the appropriate form, for the fiscal year in which the Securities Act registration statement became effective and each fiscal year thereafter.  The registrant’s Registration Statement on Form SB-2 was declared effective by the Commission on February 13, 2007.  As such, the first year in which the registrant was required to file an annual report in accordance with Rule 15d-1 was the registrant’s fiscal year ended December 31, 2007.  The registrant’s Annual Report on Form 10-KSB for the registrant’s fiscal year ended December 31, 2007 was filed with the Commission on March 28, 2008.

Instructions to paragraphs (a) and (b) of Item 308T of Regulation S-K provides, in applicable part, that a registrant need not provide management’s annual report on internal control over financial reporting until it either had been required to file an annual report pursuant to Section 15(d) of the Exchange Act for the prior year or previously had filed an annual report with the Commission for the prior fiscal year.  The Item further provides that, where a registrant avails itself of such right not to provide such management’s annual report, the registrant shall include in its first annual report language substantially in the form provided in the instructions.

Compliance Systems Corporation

Larry Spirgel, Assistant Director
United State Securities and Exchange Commission
December 15, 2008
Page - 9 -

The 2007 Form 10-KSB, as noted above, was the first annual report that the registrant was required to file under Section 15(d) of the Exchange Act and the registrant did not voluntarily file an annual report for any fiscal year prior to the registrant’s fiscal year ended December 31, 2007.  Thus, the exemption from providing management’s report on the registrant’s internal control over financial reporting was available to the registrant with respect to the 2007 Form 10-KSB.  The registrant determined to avail itself of this exemption and, in accordance with the instructions to paragraphs (a) and (b) of Item 308T of Regulation S-K, the registrant provided the following statement in Item 8A(T) of the 2007 Form 10-KSB: “This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.”

The registrant believes that, since the registrant was not in violation of its obligation to include in the 2007 Form 10-KSB a management’s report on the registrant’s internal control over financial reporting and included the required exemption disclosure language in the 2007 Form 10-KSB, no change in the statements in the 2007 Form 10-KSB (or any subsequently filed Quarterly Report on Form 10-QSB of the registrant) with respect to the management’s evaluation of the disclosure controls and procedures is necessary or required.

Kindly note that the registrant has retained outside consultants to assist the registrant’s management establishing and maintaining adequate internal control over financial reporting for the registrant.  Further note that the registrant intends to provide the report required by paragraph (a) of Item 308T in the registrant’s Annual Report on Form 10-K for the registrant’s fiscal year ending December 31, 2008.

Compliance Systems Corporation

Larry Spirgel, Assistant Director
United State Securities and Exchange Commission
December 15, 2008
Page - 10 -

As requested in your November 21st letter, the registrant acknowledges that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The registrant believes that the responses set forth above adequately address all of the comments set forth in your November 21st letter.  However, should you or the other members of the staff have questions regarding the registrant’s responses or other comments, you should contact the undersigned at the registrant’s principal executive offices listed above or at 516-674-4545.

Very truly yours,
Compliance Systems Corporation

By:	/s/ Barry M. Brookstein
Barry M. Brookstein
Chief Financial Officer